Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3), filed on February 28, 2023, and related Base Prospectus of Novavax, Inc. for the registration of common stock, preferred stock, debt securities, warrants and units and Sales Agreement Prospectus for the registration of up to $318,302,998 shares of common stock and to the incorporation by reference therein of our reports dated February 28, 2023, with respect to the consolidated financial statements of Novavax, Inc.,  and the effectiveness of internal control over financial reporting of Novavax, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

February 28, 2023

Tysons, Virginia